June 6, 2005

                         Symbol:OTCBB– SCNWF

        FOR IMMEDIATE RELEASE

STREAM’S FIRST QUARTER REVENUES INCREASE BY 67%

Stream Communications Network and Media Inc. OTC Bulletin Board: SCNWF is pleased to announce a 67% increase in revenues, from Cdn $861,810 in the first quarter 2004 to Cdn $1,437,672 in the first quarter 2005.

These increases are mainly a result of Stream’s ongoing acquisition and consolidation strategies.  Since the first quarter of 2004 the Company has successfully completed a combined six cable and Internet acquisitions.

Stream would also like to report it has now completed the previously announced agreement to purchase 1,400 cable subscribers strategically located next to the Company’s existing network in Southern Poland.

Stream has issued common shares of the Company in exchange for the completion of this transaction bringing its current number of revenue generating units (RGU’s) to 58,500 throughout its network.  Revenues from this most recent acquisition will be reflected in the 2005 second quarter financials.

“The closing of this acquisition is a significant achievement for the Company as it has opened the door for the execution of similar transactions.  We are currently in negotiations with several other target companies and expect to complete these acquisitions in the near future with a similar arrangement, said Stan Lis, President of the Company.”

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Currently the 8th largest communications company with 58,500 subscribers. Stream is one of the principal consolidators of the cable communications sector and is a leading Cable TV operator and Internet provider in the densely populated markets of Southern Poland.  Established in 2000, Stream has offices in Krakow and Vancouver.

For further information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826

toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.